
ADDENDUM

LICENSE AGREEMENT
INFRARED ENHANCED VISION SENSOR SYSTEM

THIS ADDENDUM made this _15th_ day of July, 1997, by and between Infrared Systems International, Inc. (ISI) and Kollsman, Inc. (KOLLSMAN) is intended to be entered into concurrently with, and hereby made a part of, that LICENSE AGREEMENT of even date herewith. In the event of any conflict or inconsistency between the provisions of that LICENSE AGREEMENT and the provisions of this ADDENDUM, this ADDENDUM shall take priority and control.

A.   In the event KOLLSMAN ultimately decides, in its sole discretion, to utilize a design and/or form in the manufacture of the KOLLSMAN Infrared Enhanced Vision Sensor (EVS) System product different than that included within the scope of the HUGHES Patent and/or Proprietary Data as described under Document No. 71-091094.5, KOLLSMAN agrees to pay to ISI, as compensation for technical and marketing support and assistance by ISI, an amount equal to those payment values described under the Article 4 of the ISI/KOLLSMAN Sublicense Agreement, reduced by the amount of $1,000 per product sold.

B.   Should ISI assign its rights and obligations under its License Agreement (D-71-091094.5) with HUGHES over to KOLLSMAN as per Section 6.3 of the ISI / KOLLSMAN License Agreement referenced by this ADDENDUM and paragraph no. 6 of the Amendment No. 1 to the HUGHES / ISI License Agreement (D-71-091094.5), then the remainder of the ISI / KOLLSMAN License Agreement referenced by this ADDENDUM will remain in full force and effect except that KOLLSMAN will pay $1,000 less to ISI in royalties per system.

C.   With respect to Section 4.1(b) of the Agreement, it is agreed that:

1.   **OUT-OF-POCKET EXPENSES:** KOLLSMAN agrees to reimburse ISI's Representative, Gary Ball, for certain out-of-pocket expenses incurred by ISI in connection with services rendered to KOLLSMAN, including; long distance telephone call/fax messages, reproduction costs, Fed Ex and other courier expenses, postage, and other unusual but reasonable expenditures, PROVIDED THAT, such expenditures are reasonable and incurred in the performance of services that have been directed by the KOLLSMAN Primary Contact. Each out of pocket expense must be supported or substantiated by corresponding invoice, receipt, or other appropriate documentation.

2. **TRAVEL:** All travel, air fare, hotel and other accommodations to travel are to be established or engaged through KOLLSMAN's existing Travel Agent (located at KOLLSMAN's Facility). Air travel will be on commercial airlines selected by KOLLSMAN in Coach Class for all U.S. domestic , and Business Class for all international travel. Airfare tickets must be issued though KOLLSMAN's Travel Agent and forwarded to ISI or alternately to be picked up at point of departure when appropriate.

3. **TRAVEL INSURANCE COVERAGE:** ISI shall be solely responsible for obtaining any required or desired insurance for its Representative. KOLLSMAN shall have no obligation or responsibility for any insurance, or loss, associated with ISI's travel.

4. HOTEL; CAR RENTALS; MEALS / PER DIEM: Hotels, car rentals, taxis, and per diem expenses (meals and other normal and reasonable expenses incurred during or part of travel) shall be reimbursed when part of approved travel. Meals shall be reimbursed up to an amount not to exceed $35 per day, alcohol, if any, must be separately identified on the front of each invoice or expense report. Each expense must be supported or substantiated by corresponding invoice, receipt, or other appropriate documentation.

5. **INVOICES:** Payment of any authorized travel and out-of-pocket expense shall be made to ISI promptly (but in any event not later than thirty (30) days) after KOLLSMAN's receipt at its address first indicated above of an original copy of ISI's signed invoice rendered weekly, when approved by the designated Primary Contact. Each such invoice must be submitted not later than thirty (30) days after the period (not greater than monthly) during which the services covered therein were provided.

IN WITNESS WHEREOF, the parties hereto have caused two (2) copies of this Agreement to be executed by their authorized representatives as of the date specified in the heading of this agreement.

INFRARED SYSTEMS INTERNATIONAL, INC.

Gary E. Ball
By: (sign)

GARY E. BALL
(Type)

PRESIDENT
Title:

JULY 15, 1997
Date:

KOLLSMAN, INC.

Charles B. Punte
By: (sign)

Charles B. Punte
(Type)

Director, Contracts
Title:

15 July 1997
Date: